EXHIBIT 99.2

A Registered Investment Advisory Firm
1413 W. Market St.
York, PA 17404

Dear Shah,

We hereby consent to the use of our Ameri-Metro valuation report for the professional use by the company’s CEO, or corporate officers in a manner befitting the reports design and designation.

Sincerely,

Rocco Capuano jr.

Investment Advisor Representative

ProAdvisor Capital / ProAdvisor Investment Corp

A Registered investment Advisory Firm*

C: (717) 893-8055